April 24, 2024

Kimberly A. Browning

Thankam Varghese
Michael Spratt
Kenneth Ellington

Office of Finance

Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Kayne Anderson BDC, Inc. Registration Statement on Form N-2 CIK No. 0001747172 File No. 333-278414

Dear Kimberly A. Browning, Thankam Varghese, Michael Spratt and Kenneth Ellington:

On behalf of Kayne Anderson BDC, Inc., a Delaware corporation (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the oral comments given on April 16, 2024 and April 23, 2024 by Kimberly A. Browning, regarding the above-referenced Registration Statement on Form N-2 submitted to the Commission on April 1, 2024.

For the Staff’s convenience, we have repeated below each of the Staff’s comments in italics, and have followed such comment with the Company’s response. We have restated the substance of those comments to the best of our understanding. Concurrently with the transmission of this letter, we are filing the Company’s first amendment to the Registration Statement on Form N-2 with the Commission through EDGAR (the “Amendment No. 1”), which reflects the Company’s responses to the comments received by the Staff and certain other updated information. For your convenience, we will send to you a marked copy of Amendment No. 1 showing changes made. Unless otherwise specified, page references in the text of this response letter correspond to the page numbers in Amendment No. 1. All capitalized terms not otherwise defined herein shall have the meaning set forth in Amendment No. 1. The Registrant acknowledges the Staff’s standard disclaimer that the Registrant remains responsible for its disclosure in Amendment No. 1.

Registration Statement on Form N-2 submitted on April 1, 2024

General Comments

1.	In connection with the Company and/or its Advisor entering into side letters with Company investors, please disclose the following in the Registration Statement:

“The Company and/or its Advisor (on behalf of the Company and itself) have entered, or may enter, into agreements, known as “side letters,” with Company shareholders. As a result of such letters, certain Company shareholders may be provided with certain terms that other Company shareholders will not receive. None of these side letters have, or will have, the effect of creating different investment terms in the Company and primarily, or will primarily, address administrative, tax and other operational matters. The Company represents that neither the Company and/or the Advisor have entered, or will enter, into side letters with Company shareholders related to their investment in the Company that contravene applicable law, including the Investment Company Act of 1940 and the Investment Advisors Act of 1940.”

Response: The Company acknowledges the Staff’s comment and has included the requested disclosure on page 90 of Amendment No. 1.

April 24, 2024

2.	Please confirm supplementally to the Staff whether the Company has received a no objections letter from FINRA and disclose the date of such letter.

Response: The Company confirms to the Staff it received the FINRA no objections letter which is dated April 3, 2024.

3.	With respect to dilution, will any existing shareholders receive some accretion in NAV as a result of the public offering? Please address this in the context of the no action letter issued in response to an inquiry from Big Apple Capital Corporation that is publicly available May 6, 1982. Confirm that the price at which shares were issued prior to the public offering was consistent with Section 23(a)(1) of the 1940 Act.

Response: The Company respectfully acknowledges the Staff’s comment.

The Company respectfully notes that the scenario addressed in Big Apple Capital Corp., SEC Staff No-Action Letter (May 6, 1982), is distinguishable from the Company’s present situation. As noted in Big Apple Capital Corp., the Commission took the position in Investment Company Act Release No. 40-3187 (Feb. 8, 1961) (the “Release”) that Section 23(a)(1) of the 1940 Act prohibits promoters of an investment company from purchasing common stock of their company at one price per share at the company’s organization in contemplation of the investment company’s making a public offering of common stock at an increased price per share, and in Big Apple Capital Corp. the Staff confirmed that that same principle applied to a business development company.

In contrast to Big Apple Capital Corp., the existing investors in the Company (namely, private institutional investors) have been in place for a period of years, allowing the Company to engage in substantial investment operations. The investors in the Company’s initial public offering are not investing in an entity with no assets or nominal assets, but rather in an existing business with substantial investment operations and a net asset value. In this regard, the Company’s situation is more akin to that described in Enervest, Inc., SEC Staff No-Action Letter (January 19, 1981). In Enervest, the Staff stated that it would not recommend an enforcement action if a closed-end investment company offered its shares to the public at a price in excess of its net asset value. In Enervest, the initial investors had invested over a period of three years. By the time it sought to raise money in a public offering at a price in excess of net asset value, Enervest had a substantial operating history. As noted in Enervest, it is the intent of the Release “to stem attempts to obtain promoters’ profits in situations involving newly formed companies. The Release is not intended to cover companies with substantial operating histories.” The Company has already engaged in substantial investment operations.

Further, the Company’s prior private placement of its shares of common stock was not for services as prohibited by Section 23(a)(1). Those investors all purchased shares for cash. In addition, all prior issuances of shares were done at a price of then-current NAV per share, and the Company intends to follow a similar methodology in determining the per-share for the issuance of shares in this offering. The Company does not believe that any existing shareholders will receive accretion in NAV as a result of the public offering (as the Company will be required the bear the expenses of the offering and sales load payable to the underwriters).

April 24, 2024

4.	Please confirm supplementally to the Staff that the underwriters can only purchase additional shares at the initial public offering price (less sales load) from the Company (i.e., no such shares are being offered by legacy shareholders).

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the underwriters can only purchase additional shares at the initial public offering price (less sales load) from the Company and no such shares are being offered to the underwriters by legacy shareholders.

5.	Please confirm to the Staff whether the description in the paragraph immediately after the price to public table refers to the underwriters’ overallotment option described elsewhere in the Registration Statement and if so, harmonize the terminology throughout with respect to the overallotment option.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff that the underwriters’ option to purchase additional shares of common stock refers to the underwriters’ “overallotment option.” The Company has harmonized the disclosure on the cover page and on pages 5, 14, 54, 65, 66, 152 and 154 of Amendment No. 1 to include references to the underwriters’ overallotment option.

6.	Please confirm supplementally to the Staff that terms such as “Joint Lead Book Running Managers” and similar terms refer to the underwriters.

Response: The Company respectfully acknowledges the Staff’s comment and supplementally confirms to the Staff that the terms “joint lead book running managers,” “joint book running managers” and “co-managers” disclosed on the cover page refer to the underwriters. As previously noted in the Company’s response letter dated February 2, 2024, each underwriter listed on the cover page is either a joint lead book running manager, a book running manager or a co-manager. The term “joint lead book running manager” refers to the lead managing underwriters, “joint book running managers” refers to managing underwriters and “co-managers” refers to the co-underwriters.

7.	With respect to prior comment 3, please update the disclosure with respect to the private offerings to indicate the date on which the final closing occurred. Please also update the heading of “private offerings” to singular. Please supplementally confirm to the Staff that private offering is not conditioned on the public offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 4, 11, 68, 73 and 90 of Amendment No. 1 to indicate the private offering closed (and no subscription obligations on the part of existing stockholders) on April 2, 2024 and to update the disclosure regarding the completion of the Company’s pre-initial public offering capital raise private placement. The Company has updated the heading to “private offering” on pages 3, 11 and 89 of Amendment No. 1 in accordance with the Staff’s comment. The Company confirms supplementally to the Staff that the private offering is separate from and not conditioned on the offering to which the Registration Statement relates.

8.	With respect to prior comment 3 and prior comment 8 from the Company’s response letter dated April 5, 2024, please address the prior comment regarding the satisfaction of Rule 152(b).

Response: The Company respectfully acknowledges the Staff’s comment. For purposes of the safe harbor of Rule 152(b)(1), the Company notes that for purposes of Rule 152(a)(1) to which that paragraph refers, that none of the investors in the private offering invested on the basis of any general solicitation. These investors were solicited either based on existing investor relationships of the Advisor to the Company or were management personnel of the Advisor and its affiliates. Further, by using Rule 152(d)(1) as a guideline, the termination of that private offering occurred upon obtaining binding subscription agreements from those private investors, the last of which was executed on December 5, 2023, which was well before even the public filing of the Registration Statement on Form N-2 (and more than 30 days) was made and any public offering would be commenced. Accordingly, the Company believes it complied with the safe harbor requirements of Rule 152(b)(1).

April 24, 2024

9.	Please confirm supplementally to the Staff that nothing has materially changed since the Company responded to the Staff’s comments in connection with its DRS filings with respect to the Company’s use of wholly owned subsidiaries.

Response: The Company acknowledges the Staff’s comment and confirms that nothing has materially changed since the Company responded to the Staff’s comments in connection with its DRS filings with respect to the Company’s use of wholly owned subsidiaries.

Prospectus Summary —Investment Advisory Agreement (page 5)

10.	Please enhance the disclosure regarding the base management fee and income incentive fee in the last paragraph under this heading to make it more prominent for investors (e.g., by bolding or underscoring the text).

Response: The Company acknowledges the Staff’s comment and has bolded the disclosure regarding the base management fee and income incentive fee on page 6 of Amendment No. 1 to make it more prominent for investors.

11.	With respect to the statement that “the Advisor has implemented a waiver of the base management fee,” please revise the text to reflect that the Advisor has entered into an agreement for a contractual waiver and harmonize disclosure throughout to refer to the contractual nature of such waiver.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 6, 17 and 119 of Amendment No. 1 to state that the Advisor has entered into an agreement for the contractual waiver of the base management fee and to harmonize the disclosure accordingly.

Prospectus Summary—Recent Developments—Declared Dividends (page 10)

12.	Please revise the disclosure for clarity and accuracy to reflect that the dividends were paid in respect of common shares.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under “Declared Dividends” to clarify that such distributions paid were in respect of common shares.

13.	Please clarify the timing of the dividend referenced in the second paragraph under this heading. Please also clarify whether investors in this offering will be entitled to receive the dividend. Please also clarify each distribution’s source of payment (e.g., will the Company use offering proceeds, post-offering earnings including interest and capital gains generated by the investment portfolio). Please also address the fact that there is no assurance that the Company will have any earnings post-offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure under this heading to clarify that the Company paid a dividend on April 17, 2024 to stockholders of record on March 29, 2024, which represents the Company’s regular quarterly distribution. In addition, the Company intends to pay an additional dividend on July 15, 2024 to stockholders of record on June 28, 2024 and special dividends to stockholders of record (i) 195 days following the consummation of the offering, (ii) 285 days following the consummation of the offering and (iii) 380 days following the consummation of the offering; provided that such special dividends shall only be payable if this offering has been consummated on or before May 13, 2024.

April 24, 2024

Investors in this offering are intended to be entitled to receive the additional dividend payable on July 15, 2024 and the special dividends. To the extent the public offering is not consummated on or before May 13, 2024, the Company expects that the Board would declare a similar set of special dividends with updated dates. With respect to the source of payment, such additional dividends will be paid out of net investment income earned during the quarter that the initial public offering is consummated and thereafter and will not constitute a return of capital (which may include some net investment income earned during the quarter prior to the consummation of this offering). The Company has also added a statement under this heading and on page 63 of Amendment No. 1 regarding the fact that there can be no assurance that the Company will have any earnings post-offering in accordance with the Staff’s comment.

14.	Please explain in a supplemental response to the Staff whether either distribution mentioned is contingent on the consummation of the initial public offering. If so, please explain whether either constitutes a return of capital and if so, why the term dividend is being used (i.e., does either constitute the purchase of a dividend).

Response: The Company acknowledges the Staff’s comment and confirms that the special dividends shall only be payable if the initial public offering has been consummated on or before May 13, 2024. However, as noted in the response to Comment 13, to the extent the public offering is not consummated on or before May 13, 2024, the Company expects that the Board would declare a similar set of special dividends with updated dates. The dividends do not constitute a return of capital or a purchase of a dividend.

15.	The Company appears to be using the terms “dividend” and “distribution” interchangeably. If either is a return of capital, how do they constitute dividends from income? Is either a return of capital (i.e., non-dividend) distribution? If necessary, revise the disclosure accordingly. In addition, are these respective distribution payments reflected in the fee table? Please explain to the Staff how that is so.

Response: The Company acknowledges the Staff’s comment and has revised the references to “distributions” to refer to “dividends” under this heading and throughout Amendment No.1. The Company confirms that the dividends do not constitute a return of capital. The Company confirms that the referenced dividend payments are not reflected in the Fees and Expenses table or the Example (and have no effect on either).

16.	Please explain to the Staff what determinations did the Company’s board of directors make about either of these distributions? How did the board, pursuant to its fiduciary duties to the Company, current stockholders and prospective public stockholders of the Company, determine that the Company, the current stockholders of the Company and prospective public stockholders of the Company would benefit from such distributions occurring prior to the initial public offering?

Response: The board of directors made such determinations with respect to the dividends on the recommendation of the Chief Financial Officer of the Company which advised the board of directors that after giving effect to such dividends, the Company would be able to pay its indebtedness as the indebtedness comes due and the Company’s total assets are more than the sum of its total liabilities. The dividend paid on April 17, 2024 represents a regular quarterly distribution, while investors in this offering will be entitled to receive the additional dividend payable on July 15, 2024 and the special dividends. Other than the regular quarterly dividends prior to this offering, the other dividends are intended to be payable to investors in this offering, and the board of directors believes all such dividends are in the best interests of the Company’s shareholders. In addition, such dividends were structured to be after the lock-up release dates to help support the Company’s share price (which without such dividends could have a depressing effect on the Company’s stock price at the time of such releases given the significant increase in shares available for resale at such times).

April 24, 2024

Prospectus Summary—Recent Developments—Preliminary Estimates of Results as of March 31, 2024 (page 10)

17.	If the Registrant chooses to disclose preliminary estimates as of March 31, 2024, the Registrant should be able to assert that the actual results are not expected to differ materially from those reflected in the preliminary estimates. Please revise the text accordingly to delete language that seems to suggest otherwise. Further, it is not appropriate to directly or indirectly disclaim or qualify liability for statements in the Company’s Registration Statement. Accordingly, please revise the disclosure in the third paragraph to explicitly accept liability for the statements.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 11 and 53 of Amendment No. 1 to acknowledge that the Company is subject to standard liability under the Securities Act notwithstanding its disclosure regarding preliminary financial estimates.

18.	With respect to prior comment 10, please consider adding more robust risk disclosure about how indications of interest do not provide any guarantees that these investors will purchase any shares in the offering.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 14 to include more robust risk disclosure regarding the indications of interest.

Prospectus Summary—Investment Advisory Fees— Incentive Fee Incentive Fee on Capital Gains—Prior to this offering (page 18)

19.	In the “prior to this offering” bullet, please clarify in the disclosure what is meant by “look through derivative instruments or swaps as if we owned the reference assets directly.” Please clarify how derivative instruments will be used for this calculation.

Response: The Company respectfully accepts the Staff’s comment. The Company has revised the disclosure on pages 9 and 21 of Amendment No. 1 to replace the derivative disclosure with the following: “For the purpose of computing the capital gain incentive fee, the calculation will assume that the Company directly owned the underlying asset or assets (such as certain U.S. Treasury bonds) that its investment in derivative financial instruments or swaps replicated.”

Fees and Expenses (page 20)

20.	In footnote 9, as the income incentive fee contractual waiver will not extend for at least a year from the completion of the offering, please relocate any disclosure regarding the income incentive fee contractual waiver out of the fee table text (including any footnotes and examples thereto) any discussion of the income incentive fee contractual waiver.

Response: The Company acknowledges the Staff’s comment and has removed the reference to the income incentive fee contractual waiver from footnote 9 in the fee table.

21.	With respect to disclosure regarding the Company’s share repurchase plan throughout the Registration Statement (including in the risk factor entitled “Purchases of shares of our common stock by us under our open market repurchase program, including the Company Rule 10b5-1 Plan, may result in the price of shares of our common stock being higher than the price that otherwise might exist in the open market and are subject to our ability to finance such repurchases”), please harmonize the disclosure to include references to Regulation M and also please cross-reference to the more fulsome disclosure located elsewhere in the Registration Statement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on the cover page and on pages 16 and 38 of Amendment No. 1 to include references to Regulation M and cross-references to the more fulsome disclosure of the Share Repurchase Plan on page 79 of Amendment No. 1.

April 24, 2024

Risk Factors—Risks Relating to Our Common Stock—There are material limitations with making available preliminary estimates of our financial results at and for the three-months ended March 31, 2024 prior to the completion of our and our auditor's financial review procedures for such period (page 48)

22.	Please harmonize disclosure in this risk factor to address the Staff’s comment in 17 above regarding disclaimers or qualifications by the Company with respect to preliminary estimates.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the risk factor on page 53 of Amendment No. 1 to acknowledge that the Company is subject to standard liability under the Securities Act notwithstanding its disclosure regarding preliminary financial estimates.

Cautionary Notice Regarding Forward Looking Statements (page 55)

23.	Please revise the disclosure under this heading to reference that the Company has a continuing obligation to update the prospectus during the offering period to reflect material changes.

Response: The Company has acknowledged the Staff’s comment and has included the disclosure to address the Staff’s comment accordingly.

Use of Proceeds (page 56)

24.	With respect to the statement “We intend to use any remaining proceeds to make investments in accordance with our investment objectives and strategies,” please specify the amount of any remaining proceeds to be used. Please also disclose how long it is expected to take to fully invest net proceeds in accordance with the Registrant’s investment objectives and policies, the reasons for any anticipated lengthy delay in investing the net proceeds, and the consequences of any delay (see Item 7.2 of Form N-2 and Guide 1 to Form N-2). Please also briefly summarize such disclosure in the Summary section.

Response: The Company acknowledges the Staff’s comment and has revised its use of proceeds disclosure on pages 14 and 62 of Amendment No. 1 to clarify the Company intends to use net proceeds from this offering solely to pay down some or all of its borrowings under credit facilities. As a result, the Company does not believe any disclosure with respect to the investment of net proceeds of the offering is required.

Management’s Discussion and Analysis of Financial Condition and Results of Operations—Related Party Transactions (page 70)

25.	Please consider whether there is a more appropriate heading for this section given what is discussed thereunder.

Response: The Company acknowledges the Staff’s comment and has revised the heading for this section to “Related Party Arrangements (Including Contracts with the Advisor)”.

April 24, 2024

The Company—Share Repurchase Plan (page 73)

26.	Delete the reference to “T+2” if the registration statement is declared effective after May 28, 2024, as it would no longer be applicable.

Response: The Company acknowledges the Staff’s comment and confirms to the Staff it will remove the reference to “T+2” if the registration statement is declared effective after May 28, 2024.

Management (page 79)

27.	Under the heading “Portfolio Managers” (or in another appropriate location in this section), please include disclosure regarding the investment advisor of the Company as required by Item 9.1(b) of Form N-2. Please summarize the business development company experience of such person(s). To the extent of the Advisor’s lack of experience advising a business development company, please include attendant risk disclosure in the summary.

Response: The Company acknowledges the Staff’s comment and has included a sub-section entitled “Managerial Assistance” on page 116 of Amendment No. 1 regarding the Advisor as required by Item 9.1(b) of Form N-2. In addition, the Company has revised the attendant risk disclosure on pages 11 and 27 of Amendment No.1 to address the Advisor’s limited experience in advising business development companies.

Dividend Reinvestment Plan (page 121)

28.	In the fourth paragraph, briefly explain in plain English why the Company would issue new shares if the shares were trading at or above NAV to implement the dividend reinvestment plan. Please also explain in plain English why the Company is using the calculation methodology described to determine the number of shares when trading at or above NAV and when trading below NAV. In addition, please address whether such methodology is in the best interest of stockholders.

Response: The Company respectfully accepts the Staff’s comment. The Company has added disclosure substantially as follows with respect to trading above net asset value: “The Company believes it is in the best interest of its stockholders to issue additional shares for the dividend reinvestment plan in these circumstances because the participating stockholders would receive the same number of shares for the dollar amount of dividends reinvested compared to purchasing those shares in the open market and the Company would not need to make a cash expenditure to purchase those shares.” Later, under the disclosure about below net asset value trading, the Company has added the following disclosure: “The Company believes it is in the best interest of stockholders to effect open market purchases in these circumstances because stockholders would receive more shares for the dollar amount of dividends reinvested (compared to issuing shares to them at net asset value).”

Description of our Capital Stock (page 130)

29.	Please clarify what is intended by the em-dashes in the table and consider using “0” or “none” instead.

Response: The Company acknowledges the Staff’s comment and has revised the em-dashes to “0” in the table to avoid any confusion on the part of investors.

April 24, 2024

30.	Under the heading “Provisions of the DGCL and Our Certificate of incorporation and Bylaws—Delaware Anti-Takeover Law,” please explain supplementally to the Staff the Company’s plans with respect to exemption under Section 203 of the DGCL going forward (i.e., whether the Company plans to opt out or not). Please include additional disclosure regarding recent state and federal court decisions, such as disclosure disclose that recent state and federal court decisions, such as the following:

“The Company is aware of certain recent federal and state court decisions regarding certain control share statutes in jurisdictions other than Delaware holding that such control share statutes are not consistent with the 1940 Act and acknowledges the possibility that a court may determine that Section 203 of the DGCL similarly conflicts with the 1940 Act. The Company’s bylaws provide that to the extent any provision of the DGCL (including Section 203 of the DGCL) conflicts with any provision of the 1940 Act, the applicable provisions of the 1940 Act shall control.”

Response: The Company respectfully acknowledges and accepts the Staff’s comments. The Company has no current plan or intent to opt out of the application of Section 203 of the DGCL. However, the Company has added the requested disclosure to Amendment No. 1.

31.	Under the heading “Conflict with 1940 Act,” please revise the disclosure to reflect that the exclusions cover all federal securities laws (and not only 1940 Act) and make clear in the disclosure that exclusions also apply to the Company’s certificate of incorporation as well as its bylaws.

Response: The Company respectfully accepts the comment and has revised the disclosure on page 145 accordingly.

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If you have any questions regarding this submission, please contact Will Burns at (713) 860-7352.

Thank you for your time and attention.

Sincerely,

/s/ Will Burns

Will Burns

of PAUL HASTINGS LLP